Exhibit 12

ONEOK, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Unaudited)	2014		2013		2012		2011		2010
	(Thousands of dollars)
Fixed charges, as defined
Interest on long-term debt	$380,441		$374,520		$326,206		$305,523		$287,910
Other interest	4,127		10,397		12,045		8,374		4,594
Amortization of debt discount, premium and expense	6,652		7,064		5,830		7,070		4,623
Interest on lease agreements	275		1,494		539		1,515		19,289
Total fixed charges	391,495		393,475		344,620		322,482		316,416
Earnings before income taxes and undistributed income of equity method investees	854,181		709,825		823,710		793,594		430,667
Earnings available for fixed charges	$1,245,676		$1,103,300		$1,168,330		$1,116,076		$747,083
Ratio of earnings to fixed charges	3.18	x	2.80	x	3.39	x	3.46	x	2.36	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.